Filed Pursuant to Rule 253(g)(2)
File No. 024-10843

FUNDRISE GROWTH EREIT II, LLC

SUPPLEMENT NO. 6 DATED JULY 5, 2019
TO THE OFFERING CIRCULAR DATED MAY 30, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT II, LLC (“we”, “our” or “us”), dated May 30, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on June 19, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – The Hamilton JV LP

On June 28, 2019, we directly acquired ownership of a “majority-owned subsidiary”, The Hamilton JV LP (the “RSE Hamilton Controlled Subsidiary”), for an initial purchase price of $7,203,300, which is the initial stated value of our equity interest in the RSE Hamilton Controlled Subsidiary (the “RSE Hamilton Investment”). The RSE Hamilton Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 232 units located at 100 Windsor Park Lane, Hendersonville, TN 37075 (the “Windsor Park Property”). The closing of the initial RSE Hamilton Investment and the Windsor Park Apartments property occurred concurrently.

The RSE Hamilton Controlled Subsidiary is managed by American Landmark Apartments (“ALA”), which operates over 24,000 units across the southeast United States. ALA manages a diverse real estate portfolio valued in excess of $250 million.

Pursuant to the agreements governing the RSE Hamilton Investment (the “RSE Hamilton Operative Agreements”), our consent is required for all major decisions regarding the RSE Hamilton Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of approximately 2.0% of the RSE Hamilton Investment, paid directly by the RSE Hamilton Controlled Subsidiary.

The Windsor Park Property, which is held through The Hamilton AL LP, a wholly-owned subsidiary of the RSE Hamilton Controlled Subsidiary, was acquired for a purchase price of approximately $30,000,000. ALA anticipates additional hard costs of approximately $2,340,000 to perform common area and unit improvements, as well as additional soft costs and financing costs of approximately $1,210,000, bringing the total projected project cost for the Windsor Park Property to approximately $33,550,000. The renovations are expected to be complete within 12 to 24 months. To finance the acquisition of the Windsor Park Property, a $19,420,000 senior secured loan with a ten (10) year initial term at a 3.78% interest rate with six years interest-only was provided by SunTrust – Freddie Mac (the “Windsor Park Senior Loan”). The remaining equity contributions to the RSE Hamilton Controlled Subsidiary are being contributed 51% by the Company and 49% by ALA and its affiliates.

As of the closing date, the Windsor Park Senior Loan had an approximate LTC ratio of 57.9%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Windsor Park Property is a 232-unit garden-style apartment property in Hendersonville, TN, and was approximately 92% occupied at the time of our investment. The property was constructed in 1985, and the build is of reinforced concrete foundation and wood frame.

The Nashville market presents a sound investment opportunity arising from strong demographic growth, solid multifamily market fundamentals, and robust job growth.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Projected Renovation Hard Cost per Unit	Projected Average Increase to Monthly Rent from Renovation	Projected Stabilized Economic Vacancy	Projected Average Annual Rent Growth	Projected Average Annual Other Income Growth	Projected Average Annual Expense Growth	Projected Hold Period
Hendersonville, TN Apartments- Windsor Park (to be renamed “The Hamilton”) - The Hamilton JV LP	9.2% - 14.1%	$10,086	$97	6.0%	2.5%	2.5%	2.5%	10 years